News Release

Bema Increases Bridge Loan Facility for the Kupol Development to US$150 Million & Appoints Mandated Lead Arrangers for the Kupol Project Financing

Vancouver, June 24, 2005 - Bema Gold Corporation (TSX / AMEX: BGO, AIM: BAU) is pleased to announce that it has signed an agreement, subject to regulatory approval, with Bayerische Hypo- und Vereinsbank AG ("HVB") to increase the previously announced (April 13, 2005) US$100 million bridge loan facility (the “Facility”) for the development of the Kupol project to US$150 million. This is the second time HVB has agreed to increase the Facility. The original Facility was US$60 million, announced on July 27, 2004. Bema will continue to guarantee the Facility which will mature no later than March 31, 2006, however the Company intends to repay the Facility using a portion of the proceeds from the Kupol project financing, which is expected to be arranged in third quarter 2005.

Bema is also pleased to announce that HVB and Société Générale (SG), have been appointed Mandated Lead Arrangers (MLAs) for the Kupol project financing. HVB will act as the facility and documentation agent and SG will be technical agent on the project facility. Bema management looks forward to working with the MLAs on the financing of the Kupol project.

Bema recently released (June 3, 2005) a feasibility study for the Kupol project demonstrating that it is technically feasible and can be developed as a high grade, low cost gold and silver mine with robust project economics. The 2005 development program has commenced consisting of camp expansion, road construction and site earth works. Materials for the 2006 development program are currently being procured and will be shipped to the Pevek (Russia) storage facility this summer for delivery to the Kupol site next year. The main construction years at Kupol will be 2006 and 2007, with production scheduled for mid 2008.* The 2005 exploration and condemnation drill program has also commenced using six rigs. The schedule calls for 45,000 metres of exploration, condemnation and infill drilling. The primary focus of this year’s program is exploration designed to drill test the deposit to the north and to depth in the north, to test the main structure at depth looking for stacked boiling zones, to drill further south on the main structure and to test at least four other possible parallel structures. Drill results will be released as they become available.

*Subject to financing and final permitting

On Behalf Of Bema Gold Corporation

“Clive Johnson”
Chairman, CEO, President

For information on Bema Gold Corporation please visit our website at www.bema.com or contact Investor Relations:

Ian MacLean	Derek Iwanaka
Manager, Investor Relations	Investor Relations
604-681-8371	604-681-8371
investor@bemagold.com	investor@bemagold.com

The Toronto and American Stock Exchanges neither approve nor disapprove the information contained in this News Release. Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.